CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

November 13, 2020

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated September 15, 2020

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 15, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”) and the Company’s report on Form 6-K for the second quarter and first half of 2020 unaudited financial results (the “2020 Form 6-K”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F and 2020 Form 6-K.

Form 20-F/A for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Charge-off policies, page F-22

1.	We note the response to comment one. In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Please address the following:

●	tell us the charge-offs recorded due to the death of a borrower in each period presented;

●	tell us the charge-offs recorded due to fraud in each period presented;

●	tell us the recoveries and charge-offs recorded as a result of legal proceedings in each period and the average timeframe for these court proceedings to be settled and the monies recovered;

●	address if you wait until the court proceedings are concluded before determining whether a charge-off is required; and

●	provide us with additional information as to the collection efforts which must be exhausted before a charge-off is recorded.

Charge-offs recorded due to certain uncollectable conditions in each period presented in Form 20-F:

The Company respectfully advises the Staff that due to recent development in collection practices, in actual practices the Company considers loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectable and should be charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; (iii) sales of loans to third parties; (ⅳ) settlement with the borrower, where the Company releases irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral; (ⅴ) disposal through legal proceedings, including but not limited to online arbitrations, judicial auctions and court enforcements; or (ⅵ) other conditions in which the Company concludes that the loans are uncollected. The Company undertakes to continue to update its charge-off policies in future filings to better align with its actual practices.

The Company respectfully supplements the tables below for the charge-offs recorded due to the reasons as specified above as of December 31, 2018 and 2019 for the Staff’s reference:

	As of December 31,
	2019	2018
	RMB
Sales of loans to third parties	192,567,069	1,582,288
Settlement with the borrower (1)	8,719,736	6,933,586
Disposal through legal proceedings (2)	16,175,498	1,918,738
Death of the borrower	39,280	332,233
Identification of fraud	498,006	284,538

Total	217,999,589	11,051,383

(1) “Settlement with the borrower” refers to the release of irrecoverable loans through private negotiations with the borrower where the borrower cannot repay the loan in full through self-funding or voluntary sale of the collateral.

(2) “Disposal through legal proceedings” includes, among other things, online arbitrations, judicial auctions and court enforcements.

Recoveries recorded as a result of legal proceedings in each period presented in Form 20-F and the average timeframe for these court proceedings to be settled and the monies recovered:

The Company respectfully advises the Staff that (1) the amounts received on the loan from legal proceedings were RMB66.9 million as of December 31, 2018 and RMB73.5 million as of December 31, 2019; (2) the average timeframe for the legal proceedings to be settled is approximately 1.5 years; (3) the average timeframe for the monies to be recovered is approximately three months after legal proceedings are concluded; and (4) the Company has not received any proceeds after the uncollectable loans are charged off as a result of legal proceedings, and thus has recorded nil in recoveries as a result of legal proceedings in each period stated in the table above.

If the Company waits until the court proceedings are concluded before determining whether a charge-off is required:

The Company respectfully advises the Staff that the Company will wait until the court proceedings are concluded before determining whether a charge-off is required.

Additional information as to the collection efforts which must be exhausted before a charge-off is recorded:

The Company respectfully advises the Staff that the following collection efforts will be exhausted before a charge-off is recorded:

Within three to five business days past due, the Company will contact defaulting borrowers through SMSs or by phone to understand reasons for the nonpayment and inform them of past-due penalties. The Company’s late payment penalty is up to 0.2% of outstanding loan principal per day.

After a loan is past due for over six days, the Company will arrange a site visit to further assess the situation and to understand reasons for overdue and recoverability of payments. If agreeable with the defaulting borrower, the Company will arrange for quick disposal plans including sales of loans to third parties in exchange for proceeds upfront, or disposal of collateral voluntarily by the borrower and repay the defaulted loans with the proceeds. Meanwhile, the Company will conduct an online judgment search against the defaulting borrowers and a lien search against the collateral.

Once payment is past due for over 30 days or at any time upon the occurrence of unusual situations (such as possible forfeiture of the collateral), the Company will initiate private negotiations with the borrower and request the borrower to repay the loan through self-raising of money or voluntary sale of the collateral. If payment overdue cannot be settled through negotiations, the Company will accelerate the execution of quick disposal plans, or if no quick disposal plan was agreed to, initiate judicial proceedings against the defaulting borrower or resort to online or offline arbitration and foreclose the real property collateral. If no quick disposal plan has been submitted, the Company will pursue a judicial disposal plan at the same time and the Company may ask for the assistance of external lawyers.

2.	We note the response to comment two. Please provide us with a breakdown of the allowance for credit losses for each of the aging categories provided in the response for both the December 31, 2019 and June 30, 2020 timeframes by loan type.

The Company respectfully supplements the tables below for the more specific breakdown of the allowance for credit losses for each of the aging categories provided in the previous response submitted on September 15 for both the December 31, 2019 and June 30, 2020 timeframes by loan type for the Staff’s reference:

	As of December 31, 2019
	Total current	1-30 days past due	31-89 days past due	90-179 days past due	180-269 days past due	270-359 days past due	>360 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	64,759,203	55,144,955	60,943,793	46,812,663	54,874,702	71,665,979	56,666,149	410,867,444	230,019,493	-
Second lien	93,634,680	77,249,160	86,065,326	77,208,166	115,358,191	142,349,972	105,345,490	697,210,985	440,261,819	-
Allowance for credit losses	158,393,883	132,394,115	147,009,119	124,020,829	170,232,893	214,015,951	162,011,639	1,108,078,429	670,281,312	-

	As of June 30, 2020
	Total current	1-30 days past due	31-89 days past due	90-179 days past due	180-269 days past due	270-359 days past due	>360 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	205,327,120	30,707,997	65,387,812	70,496,319	32,377,330	38,890,024	164,461,046	607,647,648	306,224,719	-
Second lien	307,156,120	46,765,440	88,130,658	100,518,201	66,948,646	60,704,565	297,495,153	967,718,783	525,666,565	-
Allowance for credit losses	512,483,240	77,473,437	153,518,470	171,014,520	99,325,976	99,594,589	461,956,199	1,575,366,431	831,891,284	-

3.	In addition, provide us with a rollforward of activity in the allowance for credit losses during the interim periods of fiscal 2020. The information provided should address the activity for both first and second liens during the periods.

The Company respectfully supplements the tables below for allowance for credit losses of first lien and second lien respectively during the first quarter and second quarter of fiscal 2020 for the Staff’s reference:

	As of March 31, 2020
	Allowance for loans which are collectively assessed	Allowance for loans which are individually assessed	Total
	RMB
As of December 31, 2019	437,797,117	670,281,312	1,108,078,429
First lien	180,847,951	230,019,493	410,867,444
Second lien	256,949,166	440,261,819	697,210,985
Impact on initial application of ASC 326	23,827,169	-	23,827,169
First lien	4,910,017	-	4,910,017
Second lien	18,917,152	-	18,917,152
As of January 1, 2020	461,624,286	670,281,312	1,131,905,598
First lien	185,757,968	230,019,493	415,777,461
Second lien	275,866,318	440,261,819	716,128,137
Provision for credit losses	98,362,724	122,476,883	220,839,607
First lien	47,341,505	52,754,727	100,096,232
Second lien	51,021,219	69,722,156	120,743,375
Charge-offs	(3,873,321)	(36,791,781)	(40,665,102)
First lien	(2,379,580)	(13,473,421)	(15,853,001)
Second lien	(1,493,741)	(23,318,360)	(24,812,101)
Loss recoveries	119,956,920	18,143,571	138,100,491
First lien	48,154,611	8,349,970	56,504,581
Second lien	71,802,309	9,793,601	81,595,910
As of March 31, 2020	676,070,609	774,109,985	1,450,180,594
First lien	278,874,504	277,650,769	556,525,273
Second lien	397,196,105	496,459,216	893,655,321

	As of June 30, 2020
	Allowance for loans which are collectively assessed	Allowance for loans which are individually assessed	Total
	RMB
As of March 31, 2020	676,070,609	774,109,985	1,450,180,594
First lien	278,874,504	277,650,769	556,525,273
Second lien	397,196,105	496,459,216	893,655,321
Provision for credit losses	(12,802,687)	69,334,840	56,532,153
First lien	(7,448,174)	31,656,878	24,208,704
Second lien	(5,354,513)	37,677,962	32,323,449
Charge-offs	(13,071,820)	(59,179,021)	(72,250,841)
First lien	(3,734,948)	(23,866,388)	(27,601,336)
Second lien	(9,336,872)	(35,312,633)	(44,649,505)
Loss recoveries	93,279,045	47,625,480	140,904,525
First lien	33,731,547	20,783,460	54,515,007
Second lien	59,547,498	26,842,020	86,389,518
As of June 30, 2020	743,475,147	831,891,284	1,575,366,431
First lien	301,422,929	306,224,719	607,647,648
Second lien	442,052,218	525,666,565	967,718,783

Form 6-K filed August 24, 2020

Exhibit 99.1, page 1

4.	In regard to the continued increases in impaired and nonaccrual loans in the interim periods of 2020, please specifically address the reasons for the significant decrease in the provision for credit losses which occurred in the quarter ended June 30, 2020 (RMB 56,532,000) compared to the quarter ended March 31, 2020 (RMB 220,840,000).

The Company respectfully advises the Staff that the decrease in the provision for credit losses in the second quarter of 2020 as compared to the first quarter of 2020 was due to the decrease in the total outstanding loan amount, which was caused by the smaller loan origination volume given the slower economic growth under the COVID-19 pandemic. Further, due to the impact of the COVID-19 pandemic in the first quarter of 2020, some borrowers’ business operations suffered and had difficulties repaying the loans, and the Company was unable to carry out usual debt-collection procedures. As a result, the total amount of loans overdue has increased by approximately RMB813.6 million at March 31, 2020 as compared to December 31, 2019, among which the loans overdue for less than 90 days have increased by approximately RMB584.5 million and the NPL balance has increased by approximately RMB229.1 million.

As China has been recovering from the COVID-19 pandemic in the second quarter of 2020, the borrowers have gradually resumed the capabilities to repay debts and the Company was able to turn back to normal debt-collection procedures. As compared to the end of the first quarter of 2020, the overall overdue loan amount in the second quarter decreased by approximately RMB177.8 million, among which loans overdue for less than 90 days have decreased by approximately RMB343.3 million, and the NPL balance has increased by approximately RMB165.5 million. Despite the increase in NPL balance in the second quarter of 2020, the increase is lower than such increase in the first quarter of 2020. As a result, the amount of impairment losses accrued in the second quarter has decreased in the second quarter of 2020.

The Company respectfully supplements the table below for the amounts of loans overdue by December 31, 2019, March 31, 2020 and June 30, 2020 for the Staff’s reference:

	December 31, 2019	March 31, 2020	June 30, 2020
	RMB (in millions)	RMB (in millions)	RMB (in millions)
Total amounts of loans overdue	2,470.2	3,283.8	3,106.0
Less than 90 days	837.3	1,421.8	1,078.5
Over 90 days	1,632.9	1,862.0	2,027.5

Additionally, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 Form 20-F or the Company’s other filings, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

Date: November 13, 2020	By:	/s/ Ning Li
		Name:	Ning Li
		Title:	Chief Financial Officer

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